UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-37982

Americas Gold and Silver Corporation
(Translation of registrant's name into English)

145 King Street West, Suite 2870, Toronto, ON, M5H 1J8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	99.1 Interim Financial Statements

99.2	99.2 Interim Management Discussion and Analysis

99.3	99.3 Certification of Interim Filings - CEO

99.4	99.4 Certification of Interim Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Americas Gold and Silver Corporation
(Registrant)

Date: November 10, 2025	By:	/s/ Peter McRae

Peter McRae
	Title:	Chief Legal Officer and Senior Vice President Corporate Affairs